UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
YATRA ONLINE INC
(Name of Issuer)
Ordinary Shares, $0.0001 par value
(Title of Class of Securities)
G98338109
(CUSIP Number)
Cobb Sadler
Catamount Strategic Advisors, LLC
4235 Hillsboro Pike, Suite 300
Nashville, TN 37215
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 03, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: G98338109

1	NAME OF REPORTING PERSON: Catamount Strategic Advisors, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,438,809
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,438,809
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,438,809
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON IA

CUSIP No.: G98338109

1	NAME OF REPORTING PERSON: Cobb Sadler I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,140,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,140,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,140,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: G98338109

1	NAME OF REPORTING PERSON: Catamount Fund, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,438,809
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,438,809
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,438,809
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No.: G98338109
ITEM 1.	SECURITY AND ISSUER:
This security to which this statement relates is the common stock, $.01 par value (the Common Stock), of Yatra Online Inc. (the Issuer), whose principal executive offices are located at 1101 03, 11th Floor, Tower B, Unitech Cyber Park, Sector 39, Gurgaon, Haryana 122002, India.
ITEM 2.	IDENTITY AND BACKGROUND:
(a) This statement is being filed jointly (i) Catamount Strategic Advisors, LLC, a Delaware limited liability company ("Catamount"), (ii) Catamount Fund, LP, a California limited partnership ("Fund"), and (iii) Cobb Sadler, a U.S. citizen ("Sadler") with respect to Shares beneficially owned and held of record by the Fund, a pooled investment vehicle for which Catamount serves as investment adviser, and Shares beneficially owned and held of record by Sadler, the Managing Member of Catamount.

(b) The principal business address for the Reporting Persons is 4235 Hillsboro Pike, Suite 300, Nashville, Tennessee 37215.

(c) Catamount is an investment adviser registered with the state securities authority of California and Nevada. Its principal business is investment management. The Fund is a private investment partnership whose principal business is investing and trading in securities. Sadler has sole discretionary authority over the accounts of the Reporting Persons.

(d) During the last five years, neither none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)Except as provided below, during the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In August 2020 Catamount and Sadler entered into a consent order with the Nevada Department of Securities in connection with compliance with certain administrative provisions of the Nevada Uniform Securities Act, including maintenance of certain required records, including financials and investor-related documentation, and filing of certain required regulatory filings.
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
The Shares purchased by the Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the Shares beneficially owned by the Fund is approximately $3,408,392, including brokerage commissions.

The Shares purchased by Sadler were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the Shares beneficially owned by Sadler is approximately $4,352,448, including brokerage commissions.
ITEM 4.	PURPOSE OF TRANSACTION:
The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued relative to the Issuer's peer companies and represented an attractive investment opportunity because of the Reporting Persons' beliefs that the Issuer is well-positioned both to benefit from the ongoing recovery in the Indian travel market and to experience a multi-year cycle of sustained elevated revenue growth. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuers financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 61,420,404 Shares outstanding, as of December 31, 2020, which is the total number of Shares outstanding as reported in Exhibit 99.1 to the Issuer's Report on Form 6-K filed with the Securities and Exchange Commission on February 11, 2021.

(b) Catamount has sole voting and dispositive power over the Shares held by the Fund. Sadler has sole voting and dispositive power over the Shares reported by him.

(c) Transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Schedule A and incorporated herein by reference. Such transactions were in the open market unless otherwise indicated. The price per share is a weighted average price, inclusive of brokerage commissions, across multiple transactions on the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
There are no contracts, arrangements, understandings, or relationships between the Reporting Person and any other person with respect to the securities of the Issuer.
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
None.

CUSIP No.: G98338109
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Catamount Strategic Advisors, LLC By: /s/ Name: Cobb Sadler Title: Managing Member
Cobb Sadler By: /s/ Name: Cobb Sadler Title:
Catamount Fund, LP By: /s/ Name: Cobb Sadler Title: Managing Member of the General Partner
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: G98338109
SCHEDULE A

Date Type Shares Price Per Share ($)

Catamount Fund, LP
2/16/2021 Purchase 49,200 2.66
2/17/2021 Purchase 30,800 2.65
2/19/2021 Purchase 136,812 2.63
2/22/2021 Purchase 61,225 2.60
2/23/2021 Purchase 14,700 2.60
2/24/2021 Purchase 100,000 2.58
2/25/2021 Purchase 200,000 2.42
2/26/2021 Purchase 7,263 2.56
3/1/2021 Purchase 41,904 2.32
3/2/2021 Purchase 2,849 2.25
3/4/2021 Purchase 98,626 2.34
3/5/2021 Purchase 30,276 2.35
3/8/2021 Purchase 154,702 2.23
3/9/2021 Purchase 198,082 2.09
3/26/2021 Purchase 18,871 2.40
3/31/2021 Purchase 34,113 2.25
4/1/2021 Purchase 100 2.15
4/19/2021 Purchase 18,958 2.50
4/20/2021 Purchase 50,000 2.40
4/21/2021 Purchase 74,631 2.27
4/22/2021 Purchase 27,108 2.17
4/26/2021 Purchase 17,319 2.08
4/27/2021 Purchase 53,000 2.10
5/10/2021 Purchase 25,970 1.92

Cobb Sadler
1/21/2021 Purchase 100311 2.19
1/22/2021 Purchase 304045 2.17
1/25/2021 Purchase 271126 2.10
1/26/2021 Purchase 277363 2.07
1/27/2021 Purchase 211228 1.99
1/28/2021 Purchase 52832 2.01
1/29/2021 Purchase 258965 2.00
2/1/2021 Purchase 105337 1.98
2/2/2021 Purchase 100217 2.19
5/3/2021 Purchase 50000 1.98
5/4/2021 Purchase 25100 1.95
5/7/2021 Purchase 400 1.95
5/10/2021 Purchase 25000 1.95
5/11/2021 Purchase 20000 1.97
5/12/2021 Purchase 116339 1.81
5/13/2021 Purchase 50000 1.80
5/14/2021 Purchase 100000 1.81
5/17/2021 Purchase 53070 1.77
5/21/2021 Purchase 10000 1.99
5/24/2021 Purchase 6930 2.06
5/24/2021 Purchase 1737 2.06